SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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English Translation of Report Filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange on February 28, 2008

Sapiens Announces Repurchase of Convertible Debentures

Company Repurchases Approximately $830,000 of Its Convertible Debentures

Cary, NC – February 28, 2008 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of the Emblaze / Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), today announced that the Company has repurchased some of the Company's convertible debentures (Series A) in the aggregate amount of 3,000,000 NIS, nominal value, representing approximately $830,000.  The convertible debentures (Series A) were purchased at an average price of approximately NIS 0.97 per NIS 1.00 unit.

Pursuant to the terms of the prospectus governing the convertible debentures (Series A), the 3,000,000 NIS, nominal value, will be cancelled and removed from trading on the Tel Aviv Stock Exchange.

The remaining convertible debentures (Series A) in circulation shall be unaffected by this transaction.

FOR ADDITIONAL INFORMATION:

Roni Giladi Chief Financial Officer Sapiens International Tel: +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others.

For more information, please visit http://www.sapiens.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  February 28, 2008

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary